UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                     November
27, 2018

  Howard Groedel, Esq.
  Ulmer & Berne LLP
  1660 West 2nd Street, Suite 1100
  Cleveland, Ohio 44113

          Re:     IMH Financial Corporation
                  Schedule TO-I
                  Filed November 16, 2018
                  File No. 005-85374

  Dear Mr. Groedel:

          We have reviewed the above-captioned filing, and have the following comments. Please respond to this letter by amending the filing. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Offer to Purchase

  General

  1. The Offer to Purchase appears to be incomplete in multiple ways. For example, the document does not include a date, nor does it include an expiration date for the Offer, as required by Item 1004(a)(1)(iii) of Regulation M-A. In both cases, a placeholder appears rather than a date. Please revise.

  2. A total of 500,000 shares of what appear to be five separate classes of common stock are collectively sought in a single tender offer. The elective combining of multiple classes of shares into a single class by the Company, however, is inconsistent with the framework and disclosure requirements of Rule 13e-4 of the Exchange Act and Regulations 14D and 14E.
     The federal securities law requirements regulating tender offers apply on a class-by-class basis. Consequently, it is unclear how the Company's disclosure complies with Item 4 of
     Schedule TO, and more specifically, Item 1004(a)(1)(i) of Regulation M-A, given the failure to separately quantify the total number of shares of Class B-1, Class B-2, Class B-3, Class B-
     4, and Class C common stock sought. In addition, it is equally unclear how the Company would calculate a percentage increase or decrease in the "class" of securities being sought
 Howard Groedel, Esq.
November 27, 2018
Page 2

    under Rule 14e-1(b), or how it reasoned, on its own initiative, to modify the Rule 13e-4(f)(3)
    pro ration requirement. Please advise and/or revise.

Cover page

3. We note the statement that "the Company's common shares which have been issued to its employees may not be tendered in this Offer." Please advise us as to how this prohibition is consistent with Rule 13e-4(f)(8)(i).

Summary Term Sheet, page iv

4. We note the disclosure on page v and elsewhere that the Company expects to announce the results of the Offer, including any prorations, "within five to ten business days" following the
   Offer's expiration date. Please advise us as to how payment under the anticipated timeline would be considered "prompt" within the meaning of the term as used in Rule 13e-4(f)(5)
   and Rule 14e-1(b). Refer to Exchange Act Release No. 43069 (July 24, 2000) (expressing a view that payment no later than the third business day after the completion date of the transaction is prompt).

The Offer, page x

5. The offer document on page xv states, "All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of
   Shares will be determined by us, in our sole discretion, and the determination shall be final and binding on all parties." Similarly themed disclosure appears on pages xvi and xix.
   Please revise all such references to remove the implication that security holders may not challenge such determinations in a court of competent jurisdiction.

6. Please revise the first sentence of "Section 4. Withdrawal Rights." to clarify that withdrawal rights continue to apply during an extension of the offer period. See Rule 13e-4(f)(2).

7. Please ensure that cross-references are accurate throughout the offer document. For example, it appears that various references to Section 7 were in fact intended to be references to
   Section 6.

                                         *      *       *

       We remind you that the Purchaser is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Howard Groedel, Esq.
November 27, 2018
Page 3

        You may contact me at (202) 551-8094 with any questions.

                                                        Sincerely,

                                                        /s/ David M. Plattner

                                                        David M. Plattner
                                                        Special Counsel
                                                        Office of Mergers &
Acquisitions